CUSIP No. 6573J20                                              Page 1 of 6 Pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Nicholas Financial, Inc.
                            ------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                    65373J20
                                    --------
                                 (CUSIP Number)



                                 August 21, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

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CUSIP No. 6573J20                                              Page 2 of 6 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Mahan Children, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey
--------------------------- --------- ------------------------------------------
        NUMBER OF              5   SOLE VOTING POWER
                                   392,764
        SHARES           -------------------------------------------------------
                               6   SHARED VOTING POWER
        BENEFICIALLY               0
                         -------------------------------------------------------
        OWNED BY EACH          7   SOLE DISPOSITIVE POWER
                                   392,764
        REPORTING        -------------------------------------------------------
                               8   SHARED DISPOSITIVE POWER
        PERSON WITH                0
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            392,764

----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]
----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.8%

----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON
            OO

================================================================================

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CUSIP No. 6573J20                                              Page 3 of 6 Pages


Item 1(a) Name of Issuer:

     Nicholas Financial, Inc.

Item 1(b) Address of Issuer's Principal Offices:

     2454 McMullen Booth Road
     Building C
     Clearwater, Florida 33759

Item 2(a) Name of Person Filing:

     Mahan Children, LLC, a New Jersey limited liability company.

Item 2(b) Address of Principal Business Office or, if none, Residence:

     The principal business office of Mahan Children, LLC is Stonehouse Road, Millington, New Jersey 07946.

Item 2(c) Citizenship:

     Mahan Children, LLC is a New Jersey limited liability company.

Item 2(d) Title of Class of Securities:

     Common Stock.

Item 2(e) CUSIP Number:

     65373J20

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

     (b)  [ ] Bank as defined section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment adviser in accordance with ss.
              240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);
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CUSIP No. 6573J20                                              Page 4 of 6 Pages

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (j) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (k)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership

     (a) Amount Beneficially Owned:

     Mahan Children, LLC beneficially owns 381,764 shares of the Issuer's Common Stock. All references to shares of the Issuer's Common Stock set forth in this statement reflect the Issuer's 2-for-1 Common Stock split effective September 11, 2001.

     (b) Percent of Class:

          Mahan Family, LLC beneficially owns 7.8% of the Issuer's Common Stock.

     (c) Number of shares listed below as to which Mahan Family, LLC has:

          (i) sole power to vote or direct the vote:

               392,764

          (ii) shared power to vote or direct the vote:

               0

          (iii) sole power to dispose or direct the disposition of:

               392,764

          (iv) shared power to dispose or direct the disposition of:

               0
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CUSIP No. 6573J20                                              Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2002


                                                  MAHAN CHILDREN, LLC


                                                  By: /s/ Roger T. Mahan
                                                      --------------------------
                                                      Roger T. Mahan, Manager